Exhibit 99.1

HUTCHMED to Announce 2024 Final Results

Hong Kong, Shanghai & Florham Park, NJ — Wednesday, February 19, 2025: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; SEHK:13) will be announcing its final results for the year ended December 31, 2024 on Wednesday, March 19, 2025 at 7:00 am Eastern Daylight Time (EDT) / 11:00 am Greenwich Mean Time (GMT) / 7:00 pm Hong Kong Time (HKT).

Analysts and investors are invited to join a conference call and audio webcast presentation with Q&A, conducted by HUTCHMED management.

The English conference call and audio webcast will take place at 8:00 am EDT / 12:00 pm GMT / 8:00 pm HKT on Wednesday, March 19, 2025.  In addition to the usual English webcast, there will also be a Chinese (Putonghua) webcast at 12:30 am GMT / 8:30 am HKT on Thursday, March 20, 2025 (8:30 pm EDT on Wednesday, March 19, 2025).  Both webcasts will be available live via the company website at www.hutch-med.com/event/. The presentation will be available for downloading before the conference call begins. Details of the conference call dial-in will be provided in the financial results announcement and on the company website.  A replay will also be available on the website shortly after the event.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception, HUTCHMED has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Alex Shaw	+44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Freddy Crossley / Rupert Dearden	+44 20 7886 2500

HSBC	Joint Broker
Simon Alexander / Alina Vaskina / Arnav Kapoor	+44 20 7991 8888

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500